Exhibit 99.2

[Hometown Bancorp, Inc.]

Dear Depositor:

Hometown Bancorp, Inc., the holding company for Walden Federal Savings and Loan Association, is offering shares of its common stock for sale in a minority stock offering. We are raising capital to support Walden Federal Savings and Loan Association’s future growth.

We regret that we are unable to offer you common stock in the subscription offering because the laws of your state or jurisdiction require us to register (1) the to-be-issued common stock of Hometown Bancorp, Inc. or (2) an agent of Walden Federal Savings and Loan Association to solicit the sale of such stock, and the number of eligible subscribers in your state or jurisdiction does not justify the expense of such registration.

If you have any questions, please call our stock information center at xxx-xxx-xxxx, Monday through Friday, between the hours of 10:00 a.m. and 4:00 p.m., Eastern time.

Sincerely,

Thomas F. Gibney

President and Chief Executive Officer

The shares of common stock being offered are not savings accounts or deposits and are not insured or guaranteed by Walden Federal Savings and Loan Association, Hometown Bancorp, Inc., Hometown Bancorp MHC, the Federal Deposit Insurance Corporation or any other government agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.